UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

TAISHOU SEIYAKU KABUSHIKI KAISHA

(Name of Subject Company)

TAISHO PHARMACEUTICAL CO., LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

TAISHO PHARMACEUTICAL CO., LTD.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Masaki Tsuboi Taisho Pharmaceutical Co., Ltd. 3-24-1, Takada, Toshima-ku, Tokyo, 170-8633, Japan Tel: +81-3-3985-1115

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of the “Convocation Notice of the 102nd Annual Shareholders Meeting”, dated June 7, 2011.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the Convocation Notice included as Exhibit 1.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Taisho Pharmaceutical Co., Ltd. filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 13, 2011.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAISHO PHARMACEUTICAL CO., LTD.

By:	/s/ AKIRA UEHARA
Name: Akira Uehara
Title: Chairman and CEO

Date: June 7, 2011